Exhibit (a)(1)(i)

Offer To Purchase For Cash

by

CompuCredit Holdings Corporation

Up to 13,125,000 Shares of its Common Stock (CUSIP No. 20478T 107)

At a Purchase Price of $8.00 Per Share

Upon the Terms and Subject to the Conditions of this Offer to Purchase

These tender offer and withdrawal rights will expire at 11:59 p.m., New York City time, on April 11, 2011, unless extended by CompuCredit Holdings Corporation (such time and date, as the same may be extended, the “Expiration Date”).

CompuCredit Holdings Corporation, a Georgia corporation (“CompuCredit,” the “Company,” “we,” “us” or “our”), is offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and the accompanying Letter of Transmittal (the “Letter of Transmittal” and together with this Offer to Purchase, the “Offer”) up to 13,125,000 shares of its outstanding common stock, no par value per share (the “Common Stock” or “Shares”), at a purchase price of $8.00 per share (the “Purchase Price”) without interest and less any applicable withholding tax. The number of shares of Common Stock may be prorated as set forth in this Offer to Purchase under the heading “The Offer — Principal Terms of the Offer — Proration.” Shares of Common Stock not purchased in the Offer will be returned to the tendering holders at our expense promptly after the expiration of the Offer.

This Offer to Purchase and our obligation to purchase and pay for the Shares validly tendered and not validly withdrawn is not conditioned upon any minimum number of shares of Common Stock being tendered. The Offer is, however, subject to our receipt of proceeds from the closing of the MEM Sale Transaction (defined herein) and certain other conditions discussed herein being satisfied or waived by CompuCredit on or prior to the Expiration Date. See “The Offer — Conditions to the Offer.”

As of March 11, 2011, there were approximately 38.0 million shares of Common Stock outstanding. The up to 13,125,000 shares of Common Stock we are offering to purchase pursuant to this Offer to Purchase represents approximately 34.5% of the shares of Common Stock outstanding.

See “The Offer — Certain Significant Considerations” for a discussion of certain factors that should be considered in evaluating the Offer.

Our Common Stock is currently traded on the NASDAQ Global Select Market under the symbol “CCRT.” The closing price of our Common Stock on March 11, 2011 was $6.38 per share.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”), nor has the SEC passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or any related documents. Any representation to the contrary is a criminal offense.

March 14, 2011

IMPORTANT INFORMATION

This Offer to Purchase and the accompanying Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer. Our Board of Directors has approved the Offer. However, none of CompuCredit, the information agent or the depositary makes any recommendation as to whether or not you should tender shares of Common Stock pursuant to the Offer. Each holder of shares of Common Stock (each, a “Holder” and together, the “Holders”) must make its own decision as to whether to tender its Shares and, if so, the number of shares of Common Stock to be tendered.

This Offer to Purchase and our obligation to purchase and pay for the Shares validly tendered and not validly withdrawn pursuant to this Offer to Purchase is not conditioned upon any minimum number of shares of Common Stock being tendered. The Offer is, however, subject to our receipt of proceeds in connection with the closing of the MEM Sale Transaction (defined herein) and certain other conditions set forth herein being satisfied or waived by CompuCredit on or prior to the Expiration Date. See “The Offer — Conditions to the Offer.”

Subject to applicable law, CompuCredit reserves the right, in its sole discretion, to (1) waive any condition to the Offer and accept all Shares previously tendered pursuant to the Offer, subject to the proration described herein, (2) extend the Expiration Date and retain all Shares tendered pursuant to the Offer, subject, however, to the withdrawal rights of Holders as described under “The Offer — Withdrawal of Tenders; Absence of Appraisal Rights,” (3) amend the terms of the Offer in any respect, and (4) terminate the Offer and not accept for purchase any Shares upon failure of any of the conditions to the Offer. Any amendment to the Offer will apply to all Shares tendered pursuant to the Offer.

Upon the terms and subject to the conditions of this Offer to Purchase (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment) and applicable law, promptly following the Expiration Date, CompuCredit will purchase, by accepting for purchase, and will pay for all Shares validly tendered (and not validly withdrawn) pursuant to this Offer to Purchase, which payment will be made by the deposit, on the day of acceptance of the Shares tendered pursuant to this Offer to Purchase, by or on behalf of CompuCredit of immediately available (same-day) funds with American Stock Transfer & Trust Company, LLC, the depositary for the Offer.

In the event that the Offer is withdrawn or otherwise not completed, the purchase price with respect to the Offer will not be paid or become payable to Holders who have validly tendered their Shares in connection with the Offer. In any such event, any Shares previously tendered in the Offer will be promptly returned to the tendering Holder in accordance with Rule 13e-4(f)(5) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

A Holder who holds certificates for shares of Common Stock in such Holder’s own name must complete and sign a Letter of Transmittal according to its instructions, and deliver it, or a facsimile thereof, together with any required signature guarantees, certificates for such Holder’s Shares, if applicable, and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, LLC, the depositary for the Offer. A Holder who is a beneficial owner whose Shares are held by a broker, dealer, commercial bank, trust company or other nominee must contact its nominee if the beneficial owner desires to tender its Shares. Participants in the Depository Trust Company (“DTC”) must transmit their acceptance to DTC through the DTC Automated Tender Offer Program (“ATOP”). For further information, call the information agent at the telephone numbers set forth on the back cover of this Offer to Purchase or consult your broker, dealer, commercial bank, trust company or other nominee for assistance. See “Procedures for Tendering Shares” and the accompanying Letter of Transmittal.

Tenders of Shares made on or prior to the Expiration Date may be validly withdrawn at any time on or prior to the Expiration Date. Thereafter, such tenders are irrevocable except that Shares not yet accepted for

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purchase may be withdrawn at any time after May 9, 2011 (40 business days after the commencement of the Offer). See “The Offer — Withdrawal of Tenders; Absence of Appraisal Rights.”

The Common Stock is currently traded on the NASDAQ Global Select Market under the symbol “CCRT.” If we purchase shares of Common Stock pursuant to this Offer to Purchase, Holders of Shares who choose not to tender their Shares will own a greater percentage interest in our outstanding Common Stock following the consummation of the Offer and will bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of Shares. Additionally, the Offer may reduce the number of our shareholders, which reduction may result in lower or higher stock prices and/or reduced liquidity in the trading market for our Common Stock following completion of the Offer. See “The Offer — Certain Significant Considerations” and “Certain United States Federal Income Tax Considerations” for discussions of certain factors that should be considered in evaluating the Offer.

This Offer to Purchase does not constitute an offer to purchase securities in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make an offer under applicable securities or blue sky laws. The information contained in this Offer to Purchase is correct as of the date hereof and any subsequent material change to such information will be promptly disseminated to Holders in a manner reasonably calculated to inform such Holders of such change.

CompuCredit and its affiliates, including its executive officers and directors, will be prohibited by Exchange Act Rule 13e-4 from purchasing any shares of Common Stock outside the Offer until at least the tenth business day after the expiration or termination of the Offer. Following that time, CompuCredit and its affiliates reserve the absolute right, in their sole discretion from time to time in the future, to purchase any of the Shares, whether or not any Shares are purchased pursuant to the Offer, through open market purchases, privately negotiated transactions or otherwise, upon such terms and at such prices as CompuCredit or any of its affiliates may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration. CompuCredit cannot assure you as to which, if any, of these alternatives (or combinations thereof) CompuCredit or any of its affiliates might pursue.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Offer to Purchase and, if given or made, that information or representation may not be relied upon as having been authorized by CompuCredit.

The CUSIP number referenced in this Offer to Purchase has been assigned by Standard & Poor’s Corporation and is included solely for the convenience of the Holders. None of CompuCredit, the information agent or the depositary is responsible for the selection or use of the CUSIP number listed on the front cover page of this Offer to Purchase, and no representation is made as to its correctness on the Shares or as indicated in this Offer to Purchase, the accompanying Letter of Transmittal or any other document.

Questions and requests for assistance or for additional copies of this Offer to Purchase or any other documents related to the Offer may be directed to Morrow & Co., LLC, the information agent for the Offer, at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Beneficial owners of Shares may also contact their brokers, dealers, commercial banks, trust companies or other nominees through which they hold Shares with questions and requests for assistance concerning the Offer. Any Holder or beneficial owner that has questions concerning tender procedures should contact the depositary at the address or telephone numbers set forth on the back cover of this Offer to Purchase.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the information incorporated by reference in this Offer to Purchase contain certain statements that are forward-looking. You should not place undue reliance on these statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These forward-looking statements reflect the views of our senior management with respect to our financial performance and future events with respect to our business and our industry in general. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” or the negative and similar statements of a future or forward-looking nature may identify forward-looking statements. These forward-looking statements address matters that involve risks, uncertainties and assumptions that could cause our actual results and the timing of certain events to differ materially from those expressed in these statements. These factors include, among others, those discussed under the heading “The Offer — Certain Significant Considerations” in this Offer to Purchase, and the section entitled “Risk Factors” under Item 1A of Part II of CompuCredit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010. There also are other factors that we may not describe, generally because we currently do not perceive them to be material, which could cause actual results to differ materially from our expectations.

We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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SUMMARY TERM SHEET

The following summary is provided solely for the convenience of the holders of shares of Common Stock (the “Holders”). The information set forth below is a summary of all of the material terms of the Offer and is qualified in its entirety by reference to the full text and more specific details contained elsewhere in this Offer to Purchase and the accompanying Letter of Transmittal. Holders are urged to read this Offer to Purchase in its entirety. Each of the capitalized terms used in this Summary Term Sheet and not defined herein has the meaning set forth elsewhere in this Offer to Purchase.

The Company	CompuCredit Holdings Corporation.

The Securities Subject to the Offer

We are offering to purchase for cash (the “Offer”) up to 13,125,000 shares of our outstanding common stock, no par value per share (CUSIP No. 20478T 107) (the “Common Stock” or “Shares”), at a purchase price of $8.00 per share (the “Purchase Price”) without interest and less any applicable withholding taxes.

See “The Offer — Principal Terms of the Offer — Offer and Purchase Price.”

Proration

If more than 13,125,000 shares of Common Stock are validly tendered and not properly withdrawn on or prior to the Expiration Date, then we will accept for payment 13,125,000 Shares, on a pro rata basis disregarding fractions from among such shares validly tendered and not properly withdrawn.

See “The Offer — Principal Terms of the Offer — Proration.”

Participation	We have been advised by David G. Hanna, Frank J. Hanna, III and certain other directors and executive officers of CompuCredit that they intend to participate in the Offer. See “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Stock.”

Sources and Amount of Funds

The total amount of funds necessary to purchase all of the Shares pursuant to this Offer to Purchase will be approximately $105.0 million. CompuCredit has entered into an agreement to sell its subsidiary that owns a controlling interest in Month End Money (“MEM”), a leading provider in the U.K. of Internet-based short-term micro-loans, to Dollar Financial Corp (NASDAQ: DLLR) for $195.0 million (the “MEM Sale Transaction”). Net pre-tax proceeds of the MEM Sale Transaction to CompuCredit are estimated to be approximately $160.0 million after the purchase of minority shares and other transaction related expenditures. Our obligation to consummate the Offer is subject to our receipt of proceeds from the closing of the MEM Sale Transaction, which proceeds are necessary to fund the Purchase Price for the Shares.

See “Recent Developments — MEM Sale Transaction” and “The Offer — Sources and Amount of Funds.”

Purpose of the Offer	The purpose of the Offer is to return capital to shareholders consistent with CompuCredit’s fiduciary duties to its shareholders. See “The Offer — Purpose of the Offer.”

Withdrawal Rights	Tenders of Shares made on or prior to the Expiration Date may be validly withdrawn at any time on or prior to the Expiration Date. Thereafter, such tenders are irrevocable except that Shares not yet accepted for purchase may be withdrawn at any time after May 9, 2011 (40 business days after the commencement of the Offer). See “The Offer — Withdrawal of Tenders; Absence of Appraisal Rights.”

Expiration Date	The Offer will expire at 11:59 p.m., New York City time, on April 11, 2011, unless extended by us. If the Expiration Date is extended, we will issue a public announcement (in the form of a press release) no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date setting forth a new time and date for the Expiration Date. See “The Offer — Expiration Date; Extension, Termination, Amendments.”

Payment Date	The Purchase Price for Shares validly tendered and accepted for purchase after the Expiration Date will be paid promptly following the Expiration Date. Payment will be made in immediately available (same-day) funds. See “The Offer — Acceptance of Shares for Purchase; Payment for Shares.”

Conditions Precedent to the Offer	This Offer to Purchase and our obligation to purchase and pay for the Shares validly tendered and not validly withdrawn is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to our receipt of proceeds from the closing of the MEM Sale Transaction and certain other conditions discussed herein being satisfied or waived on or prior to the Expiration Date. See “The Offer — Conditions to the Offer.”

Untendered or Unpurchased Shares

Holders of Shares who choose not to tender their Shares will own a greater percentage interest in our outstanding Common Stock following the consummation of the Offer and will bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of Shares. Additionally, the Offer may reduce the number of our shareholders, which reduction may result in lower or higher stock prices and/or reduced liquidity in the trading market for our Common Stock following completion of the Offer. See “The Offer” under the subheadings “— Principal Terms of the Offer — Untendered or Unpurchased Shares” and “— Certain Significant Considerations.”

On March 11, 2011, the closing price on the NASDAQ Global Select Market for a share of Common Stock was $6.38. YOU SHOULD OBTAIN CURRENT MARKET QUOTES FOR THE SECURITIES BEFORE MAKING YOUR DECISION TO TENDER. See “Market Price Information.”

Procedures for Tendering Shares	A Holder who holds certificates for Shares in such Holder’s own name must complete and sign a Letter of Transmittal according to its instructions, and deliver it, or a facsimile thereof, together with any required signature guarantees, the certificates for such Holder’s Shares and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, LLC, the depositary for the Offer. A Holder who is a beneficial owner whose Shares are held by a broker, dealer, commercial bank, trust company or other nominee must contact its nominee if the beneficial owner desires to tender its Shares. DTC participants must transmit their acceptance to DTC through ATOP. For further information, call the information agent at the telephone numbers set forth on the back cover of this Offer to Purchase or consult your broker, dealer, commercial bank, trust company or other nominee for assistance. See “Procedures for Tendering Shares” and the accompanying Letter of Transmittal.

Waivers; Extensions; Amendments; Termination	Subject to applicable law, we reserve the right, in our sole discretion, to (1) waive any condition to the Offer and accept all Shares previously tendered pursuant to the Offer, subject to the proration described herein, (2) extend the Expiration Date and retain all Shares tendered pursuant to the Offer, subject, however, to the withdrawal rights of Holders as described under “The Offer — Withdrawal of Tenders; Absence of Appraisal Rights,” (3) amend the terms of the Offer in any respect, and (4) terminate the Offer and not accept for purchase any Shares upon failure of any of the conditions to the Offer. Any amendment to the Offer will apply to all Shares tendered pursuant to the Offer. See “The Offer — Expiration Date, Extension, Termination, Amendments.”

Trading Market

The Common Stock is currently traded on the NASDAQ Global Select Market under the symbol “CCRT.” The closing price of our Common Stock on March 11, 2011 was $6.38 per share.

If we purchase Shares pursuant to this Offer to Purchase, Holders of Shares who choose not to tender their Shares will own a greater percentage interest in our outstanding Common Stock following the consummation of the Offer and will bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of Shares. Additionally, the Offer may reduce the number of our shareholders, which reduction may result in lower or higher stock prices and/or reduced liquidity in the trading market for our Common Stock following completion of the Offer.

See “The Offer” under the subheadings “— Principal Terms of the Offer — Untendered or Unpurchased Shares” and “— Certain Significant Considerations.”

Distribution Policy	Historically, the Company has not made distributions to its shareholders. However, in December 2009, following the determination by the Company’s Board of Directors that the Company did not have appropriate opportunities to deploy cash-on-hand in its traditional business, the Company paid a cash dividend with respect to its Common Stock in the amount of $0.50 per share, for an aggregate of $23.9 million. The Company is actively considering the payment of additional cash dividends in the near future as well as the “spin-off” of Purpose Financial Holdings, Inc. (“Purpose Financial”), our micro-lending business, which likely would occur only if the MEM Sale Transaction does not close and would be accomplished through the distribution of the shares of Purpose Financial to the Company’s shareholders. In addition, in May 2010 we repurchased 12.2 million shares of Common Stock for an aggregate purchase price of $85.3 million pursuant to a tender offer. See “Distribution Policy.”

Certain United States Federal Income Tax Considerations	For a summary of certain United States federal income tax considerations of the Offer, see “Certain United States Federal Income Tax Considerations.” You should consult your own tax advisor about the tax consequences of the Offer as they apply to your individual circumstances.

Brokerage Commissions	No brokerage commissions are payable by Holders to the information agent or the depositary. If Shares are held through a nominee, Holders should contact their nominee to determine whether any transaction costs are applicable.

Information Agent	Morrow & Co., LLC.

Depositary	American Stock Transfer & Trust Company, LLC.

Certain Significant Considerations	For a discussion of certain considerations relevant to the Offer, see “The Offer — Certain Significant Considerations.”

Further Information	Additional copies of this Offer to Purchase and any other documents related to the Offer may be obtained by contacting the information agent at its telephone numbers and address set forth on the back cover of this Offer to Purchase. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

ANSWERS TO QUESTIONS YOU MAY HAVE

The following are answers to some of the questions that you, as a Holder, may have. We urge you to read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal carefully because the information below is not complete. Additional important information is contained in the remainder of this document and in the accompanying Letter of Transmittal.

Who is offering to purchase your Shares?

CompuCredit is offering to purchase the Shares. The mailing address of CompuCredit’s principal executive offices is Five Concourse Parkway, Suite 400, Atlanta, Georgia 30328. CompuCredit’s phone number is (770) 828-2000.

What securities are the subject of the Offer?

We are offering to purchase up to 13,125,000 shares of our Common Stock, upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying Letter of Transmittal.

As of March 11, 2011, there were approximately 38.0 million shares of Common Stock outstanding. The Shares we are offering to purchase represent approximately 34.5% of the shares of Common Stock outstanding.

What is the purchase price for the Shares?

The purchase price for the Shares is $8.00 per share.

How will the Shares be purchased?

If more than 13,125,000 Shares are validly tendered and not properly withdrawn on or prior to the Expiration Date, then we will accept for payment 13,125,000 of such Shares validly tendered and not properly withdrawn on a pro rata basis disregarding fractions from among such Shares. See “The Offer — Principal Terms of the Offer — Proration.”

Why is CompuCredit offering to purchase your Shares?

The purpose of the Offer is to return capital to shareholders consistent with CompuCredit’s fiduciary duties to its shareholders.

What will CompuCredit do with the Shares purchased?

Shares of Common Stock we acquire pursuant to the Offer will be returned to the status of authorized but unissued stock and will be available to us to issue without further shareholder action (except as required by applicable law or the rules of NASDAQ) for purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors.

When does the Offer expire?

You have until 11:59 p.m., New York City time, on April 11, 2011 to tender your Shares pursuant to this Offer to Purchase, unless we choose to extend the Offer. If we extend the Offer, we will make a public announcement (in the form of a press release) no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date setting forth a new time and date for the Expiration Date.

In addition, if we materially change the terms of the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer in compliance with the Exchange Act.

When will you receive payment for your tendered Shares?

We will pay for the tendered Shares in cash promptly following April 11, 2011, the day on which your right to tender Shares expires, if the Offer is not extended. If the Offer is extended, we will pay for tendered Shares promptly following expiration of the extended Offer. The timing of our acceptance for purchase of Shares tendered pursuant to the Offer is subject to Exchange Act Rule 13e-4(f)(5), which requires that we pay the purchase price offered or return the Shares deposited by or on behalf of Holders promptly after the termination or withdrawal of the Offer.

Can you withdraw your tendered Shares?

Yes. Tenders of Shares made on or prior to the Expiration Date may be validly withdrawn at any time on or prior to the Expiration Date. Thereafter, such tenders are irrevocable except that Shares not yet accepted for purchase may be withdrawn at any time after May 9, 2011 (40 business days after the commencement of the Offer). To withdraw your tender, please follow the instructions under “The Offer — Withdrawal of Tenders; Absence of Appraisal Rights.”

Does CompuCredit have the financial resources to pay for the tendered Shares?

Our obligation to consummate the Offer is subject to our receipt of proceeds from the closing of the MEM Sale Transaction, which proceeds are necessary (and sufficient) to fund the Purchase Price for the Shares. See “The Offer — Sources and Amount of Funds.”

What happens to your Shares if you do not tender them?

Holders of Shares who choose not to tender their Shares will own a greater percentage interest in our outstanding Common Stock following the consummation of the Offer and will bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of Shares. Additionally, the Offer may reduce the number of our shareholders, which reduction may result in lower or higher stock prices and/or reduced liquidity in the trading market for our Common Stock following completion of the Offer. See “The Offer” under the subheadings “Principal Terms of the Offer — Untendered or Unpurchased Shares” and “Certain Significant Considerations.” On March 11, 2011, the closing price on the NASDAQ Global Select Market for a share of Common Stock was $6.38. YOU SHOULD OBTAIN CURRENT MARKET QUOTES FOR THE SECURITIES BEFORE MAKING YOUR DECISION TO TENDER. See “Market Price Information.”

How do you tender your Shares?

To tender your Shares, you must carefully follow the instructions in this Offer to Purchase and in the accompanying materials. A Holder of Common Stock who holds certificates for Shares in such Holder’s own name must complete and sign a Letter of Transmittal according to its instructions, and deliver it, or a facsimile thereof, together with any required signature guarantees, the certificates for such Holder’s Shares and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, LLC, the depositary for the Offer. A Holder who is a beneficial owner whose Shares are held by a broker, dealer, commercial bank, trust company or other nominee must contact its nominee if the beneficial owner desires to tender its Shares. DTC participants must transmit their acceptance to DTC through ATOP. For further information, call the information agent at the telephone numbers set forth on the back cover of this Offer to Purchase or consult your broker, dealer, commercial bank, trust company or other nominee for assistance. See “Procedures for Tendering Shares” and the accompanying Letter of Transmittal.

Who can you talk to if you need more information?

Any questions or requests for assistance or additional copies of this Offer to Purchase or the accompanying Letter of Transmittal may be directed to Morrow & Co., LLC, as information agent, at (800) 607-0088 or (800) 662-5200 (banks and brokers). You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

Is CompuCredit making any recommendation about the Offer?

Our Board of Directors has approved the Offer. However, none of CompuCredit, the depositary or the information agent makes any recommendation as to whether or not you should tender your Shares pursuant to this Offer to Purchase. Holders should determine whether or not to tender their Shares pursuant to this Offer to Purchase based upon, among other things, their own assessment of the current market value of the Shares, liquidity needs and investment objectives.

What is the amount/number of currently outstanding Shares?

As of March 11, 2011, there were approximately 38.0 million shares of Common Stock outstanding.

CERTAIN INFORMATION ABOUT THE COMPANY

We are a provider of various credit and related financial services and products to or associated with the financially underserved consumer credit market—a market represented by credit risks that regulators classify as “sub-prime.” We traditionally have served this market principally through our marketing and solicitation of credit card accounts and other credit products and our servicing of various receivables. We have contracted with third-party financial institutions pursuant to which the financial institutions have issued general purpose consumer credit cards and we have purchased the receivables relating to such credit card accounts on a daily basis. Today we manage the portfolios that we previously originated or acquired and are not currently offering new credit cards on a broad basis.

Our product and service offerings also include small-balance, short-term cash advance loans that typically are due on the customer’s next payday — generally less than $500 (or the equivalent thereof in the British pound for pound-denominated loans made through our MEM operations that are classified as held for sale) for 30 days or less and to which we refer as “micro-loans;” installment loans, title loans, and other credit products; and money transfer, bill payment, and other financial services. We market these loans and products through retail branch locations in Alabama, Colorado, Kentucky, Mississippi, Ohio, Oklahoma, South Carolina, Tennessee, and Wisconsin and over the Internet in the U.S. Similarly, our held-for-sale MEM operations market these cash advance loans over the Internet in the U.K.

We also are collecting a portfolio of auto finance receivables that we previously originated through franchised and independent auto dealers (and our own buy-here, pay-here lots prior to our closure or sale of all such lots, the last of which occurred in February 2011) and purchasing and/or servicing auto loans from or for a pre-qualified network of dealers in the buy-here, pay-here used car business.

Lastly, our debt collections subsidiary purchases and collects previously charged-off receivables from third parties, our equity method investees and us.

On June 30, 2009, we completed a reorganization through which CompuCredit Corporation, our former parent company, became a wholly owned subsidiary of CompuCredit Holdings Corporation (the “Reorganization”). We effected this reorganization through a merger pursuant to an Agreement and Plan of Merger, dated as of June 2, 2009, by and among CompuCredit Corporation, CompuCredit Holdings Corporation

and CompuCredit Merger Sub, Inc., and as a result of the reorganization, each outstanding share of CompuCredit Corporation common stock was automatically converted into one share of CompuCredit Holdings Corporation Common Stock.

The principal offices for CompuCredit are located at Five Concourse Parkway, Suite 400, Atlanta, Georgia 30328. CompuCredit’s telephone number is (770) 828-2000. Additional information about CompuCredit’s business can be found in our periodic filings with the SEC, including our Annual Report on Form 10-K, our Quarterly Reports on Forms 10-Q and our Current Reports on Forms 8-K. See “Available Information and Incorporation of Documents by Reference.”

RECENT DEVELOPMENTS

MEM Sale Transaction

On December 31, 2010, CompuCredit entered into an agreement to sell its subsidiary that owns a controlling interest in MEM to Dollar Financial Corp (NASDAQ: DLLR) for $195.0 million (the “MEM Sale Transaction”). Our net pre-tax proceeds from the sale are estimated to be $160.0 million after the purchase of minority shares and other transaction-related expenditures. The MEM Sale Transaction is subject to U.K. regulatory approval, which regulatory approval has been obtained, and a financing condition and is expected to close in April 2011. However, there can be no assurance that the MEM Sale Transaction will be consummated.

JRAS Sale

As of February 2011, we sold our JRAS operations, a buy-here, pay-here auto dealer, which we acquired in 2007. Although we sold our interest in JRAS, we retained the auto finance receivables originated by JRAS under our ownership. Such receivables will be gradually liquidated over time as they are either collected or charged off. Because we were not willing to commit the capital required to bring JRAS’s sales up to a level at which it could consistently generate profits at appropriate returns, we began a series of lot closures and a reconfiguration of our business model that ultimately culminated with our sale of JRAS’s operations in February 2011.

In connection with our sale of JRAS’s operations, we received a $2.4 million note secured by JRAS’s assets, we retained receivables with a December 31, 2010 carrying amount of $11.7 million that were originated while JRAS was under our ownership, we pledged those receivables as security for a $9.4 million non-recourse loan to us (the partial proceeds of which we used to repay a prior lender), and we contracted with JRAS to service those receivables on our behalf. We do not expect any material gain or loss associated with the JRAS sales transaction.

Monument Purchase

On March 11, 2011, a joint venture in which CompuCredit is a 50% participant purchased 100% of the outstanding principal amount of the Class A Notes and Class B Notes issued by Partridge Acquired Portfolio Business Trust, the structured financing trust underlying our UK portfolio of credit card receivables purchased in April 2007. The notes were purchased by the joint venture for approximately $68.4 million. In connection with the purchase, a subsidiary of CompuCredit will continue as the servicer of the credit card receivables and CompuCredit Holdings Corporation will continue to guaranty certain performance obligations of its servicer subsidiary to the indenture trustee and the trust.

DISTRIBUTION POLICY

The Company is incorporated under Georgia law, and under the Georgia Business Corporation Code (the “GBCC”) is entitled to make distributions to shareholders, including dividends, if certain conditions are met. Historically, the Company has not made distributions to its shareholders. However, in December 2009, following the determination by the Company’s Board of Directors that the Company did not have appropriate opportunities to deploy cash-on-hand in its traditional business, the Company paid a cash dividend with respect to its Common Stock in the amount of $0.50 per share, for an aggregate of $23.9 million. We also effectuated the May 14, 2010 closing of a tender offer through which we purchased 12.2 million shares of our Common Stock for $85.3 million. The Company is actively considering the payment of additional cash dividends in the near future as well as the “spin-off” of Purpose Financial, our micro-lending business, which would likely occur only if the MEM Sale Transaction does not close and would be accomplished through the distribution of the shares of Purpose Financial to the Company’s shareholders. For additional information regarding Purpose Financial, see the Form 10 filed with the SEC, file no. 001-34597, by Purpose Financial on January 4, 2010, as amended.

In connection with the dividend paid on December 31, 2009, certain Holders of our 3.625% Convertible Senior Notes due 2025 and 5.875% Convertible Senior Notes due 2035 (together, the “Notes”) filed a complaint against the Company in the United States District Court for the District of Minnesota, Case No 0:09-cv-03664 FMR /FLN. The complaint alleged that the December 2009 dividend, as well as future cash dividends and the Purpose Financial spin-off, violate the GBCC and prohibitions against so-called fraudulent transfers. The complaint sought to enjoin the December 2009 dividend and the spin-off, as well as other relief. Following a hearing on the plaintiffs’ motion for a temporary restraining order, the District Court for the District of Minnesota ruled that the plaintiffs had not established that they were entitled to prevent the payment of the dividend and ruled in the Company’s favor on that issue. Contemporaneous with the Company’s objection to the plaintiffs’ motion for a temporary restraining order, the Company also filed a Motion to Transfer Venue for the case to the United States District Court for the Northern District of Georgia. Subsequently, the Company filed a Motion to Dismiss and the plaintiffs attempted to file an amended complaint. On March 19, 2010, the United States District Court for the District of Minnesota transferred venue to the United States District Court for the Northern District of Georgia (Case No. 1:10-CV-844-TCB). On April 6, 2010, the Company filed a Renewed Motion to Dismiss. On May 12, 2010, the plaintiffs filed a second amended complaint, which adds new claims and adds certain of the Company’s officers as defendants. The second amended complaint continues to seek to enjoin the spin-off. The plaintiffs also sought a preliminary injunction to prevent the Company’s completion of a prior tender offer for the repurchase of the Notes and Common Stock. At a hearing on May 12, 2010, the court denied plaintiffs’ motion for preliminary injunction and the tender offer was completed as scheduled on May 14, 2010. On June 4, 2010 and June 25, 2010, the Company and the other defendants filed their respective motions to dismiss the second amended complaint. These motions remain pending and it is uncertain when or how the court will rule on them.

On April 8, 2010, the Company filed a complaint against certain Holders of the Notes in the United States District Court for the District of Minnesota. The complaint alleges that the defendants violated antitrust laws by agreeing to engage in conduct to obtain supracompetitive prices for their securities. Defendants filed a motion to dismiss and a motion for sanctions on June 18, 2010. The court set a time to hear the motions at the end of July 2010, but later postponed the hearing until September 2010. The court then vacated the September hearing date and asked the parties to submit additional briefs regarding whether the antitrust claims were compulsory counterclaims to the claims filed in the Georgia litigation (described above) and whether the Minnesota litigation should be dismissed in favor of the Georgia litigation. In January 2011, the court transferred this litigation to the United States District Court for the Northern District of Georgia, where the prior motions are now pending. The Company is waiting for a ruling on this issue and for the court to set a hearing for the Defendants’ pending motions.

THE OFFER

Purpose of the Offer

The purpose of the Offer is to return capital to shareholders consistent with CompuCredit’s fiduciary duties to its shareholders.

Sources and Amount of Funds

Assuming that we purchase the maximum of 13,125,000 shares of Common Stock pursuant to this Offer to Purchase at a purchase price of $8.00 per share, our maximum expenditure for the Offer will be approximately $105.0 million. Our obligation to consummate the Offer is subject to our receipt of proceeds from the closing of the MEM Sale Transaction, which proceeds are necessary to fund the Purchase Price of the Shares. Net pre-tax proceeds of the MEM Sale Transaction to CompuCredit are estimated to be approximately $160.0 million after the purchase of minority shares and other transaction-related expenditures. For more information regarding the terms and conditions of the MEM Sale Transaction, see “Recent Developments — MEM Sale Transaction.” We have no alternative financing arrangements or alternative financing plans with respect to the Offer.

From time to time after the tenth business day following the Expiration Date, we or our affiliates may acquire Shares that remain outstanding following consummation of the Offer through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon terms and at prices as we may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) we or our affiliates might pursue.

Principal Terms of the Offer

Offer and Purchase Price. We are offering to purchase for cash, upon the terms and subject to the general conditions set forth in this Offer to Purchase and the accompanying Letter of Transmittal up to 13,125,000 shares of our outstanding Common Stock at a purchase price of $8.00 per share without interest and less any applicable withholding tax. Shares not purchased in the Offer will be returned to the tendering Holders at our expense promptly after the expiration of the Offer.

The CUSIP number for the Common Stock is 20478T 107.

As of March 11, 2011, there were approximately 38.0 million shares of Common Stock outstanding. We are offering to purchase up to 13,125,000 shares of Common Stock, which represents approximately 34.5% of the shares of Common Stock outstanding.

Conditions to Offer. This Offer to Purchase and our obligation to purchase and pay for the Shares validly tendered and not validly withdrawn is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, conditioned upon the closing of the MEM Sale Transaction and the satisfaction or waiver, on or prior to the Expiration Date, of the other conditions set forth herein under “— Conditions to the Offer.” If the conditions to the Offer are not satisfied or waived by CompuCredit on or prior to the Expiration Date, CompuCredit will not be obligated to accept for purchase or to pay for any of the Shares and any Shares that were previously tendered pursuant to this Offer to Purchase will be promptly returned to the tendering Holders. Under Exchange Act Rule 13e-4(f)(5), CompuCredit must pay the purchase price offered or return the Shares tendered promptly after termination or withdrawal of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of that extension or amendment) and applicable law, promptly following the Expiration Date, CompuCredit will purchase, by accepting for purchase, and will pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer, which payment will be made by the deposit, on the day of acceptance of Shares tendered pursuant to the Offer, on behalf of CompuCredit of immediately available (same-day) funds with the depositary.

Proration. If more than 13,125,000 Shares are validly tendered and not properly withdrawn on or prior to the Expiration Date, then we will accept for payment 13,125,000 of such Shares validly tendered and not properly withdrawn on a pro rata basis disregarding fractions from among such Shares. We will not be able to determine whether the Offer is oversubscribed or what the effects of proration may be until after the Expiration Date has passed.

Any shares of Common Stock tendered but not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering Holders at our expense promptly following the earlier of the Expiration Date or the date on which the Offer is terminated. In the event that proration of tendered Shares is required, the Company will determine the final proration factor promptly after the Expiration Date. Although we do not expect to be able to announce the final results of such proration until approximately three business days after the Expiration Date, we will announce preliminary results of proration by press release promptly after the Expiration Date. Holders may obtain such preliminary proration information from the information agent.

Withdrawal Rights. Tenders of Shares made on or prior to the Expiration Date may be validly withdrawn at any time on or prior to the Expiration Date. Thereafter, such tenders are irrevocable except that Shares not yet accepted for purchase may be withdrawn at any time after May 9, 2011 (40 business days after the commencement of the Offer). See “— Withdrawal of Tenders; Absence of Appraisal Rights.”

Untendered or Unpurchased Shares. Holders of shares of Common Stock who choose not to tender their Shares and Holders who otherwise retain an equity interest in the Company as a result of a partial tender of Shares or proration will continue to be owners of the Company. As a result, those Holders will realize a proportionate increase in their relative equity interest in the Company and, thus, in our future earnings and assets, if any, and will bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of Shares. We can give no assurance, however, that we will not issue additional shares or equity interests in the future. Additionally, the Offer may reduce the number of our shareholders, which reduction may result in lower or higher stock prices and/or reduced liquidity in the trading market for our Common Stock following completion of the Offer. On March 11, 2011, the closing price of our Common Stock on the NASDAQ Global Select Market was $6.38 per share. For information on the recent stock price of Common Stock, see “Market Price Information.”

Shares we acquire pursuant to the Offer will be returned to the status of authorized but unissued stock and will be available to us to issue without further stockholder action (except as required by applicable law or the rules of NASDAQ) for purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors.

Withdrawal of Tenders; Absence of Appraisal Rights

Tenders of Shares made on or prior to the Expiration Date may be validly withdrawn at any time on or prior to the Expiration Date. Thereafter, such tenders are irrevocable except that Shares not yet accepted for purchase may be withdrawn at any time after May 9, 2011 (40 business days after the commencement of the Offer). For a withdrawal of Shares to be valid, a Holder must comply fully with the withdrawal procedures set forth below.

To withdraw Shares, you must deliver a written notice of withdrawal with the required information to the depositary during the time period in which you still have the right to withdraw the Shares. If you tendered your Shares through a custodian or nominee and wish to withdraw your Shares, you will need to make arrangements for withdrawal with your custodian or nominee. If you tendered your Shares through a custodian or nominee, your ability to withdraw the tender of your Shares will depend upon the terms of the arrangements you have made with your custodian or nominee and, if your custodian or nominee is not the DTC participant tendering the Shares, the arrangements between your custodian or nominee and such DTC participant, including any arrangements involving intermediaries between your custodian or nominee and such DTC participant.

Holders who wish to exercise their right to withdrawal with respect to the Offer must give written notice of withdrawal delivered by mail, hand delivery or facsimile transmission (or an electronic ATOP transmission notice (a “Request Message”) of withdrawal in the case of DTC participants), which notice must be received by the depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the

Expiration Date. In order to be valid, a notice of withdrawal must (1) specify the name of the person who tendered the Shares to be withdrawn, (2) state the name in which the Shares are registered (or, if tendered by book-entry transfer, the name of the DTC participant whose name appears on the security position listing as the owner of such Shares), if different than that of the person who tendered the Shares to be withdrawn, (3) contain the description of and number of shares of Common Stock to be withdrawn, and (4) be signed by the Holder of such Shares in the same manner as the original signature on the Letter of Transmittal by which such Shares were tendered (including any required signature guarantees), if any, or be accompanied by (a) documents of transfer sufficient to have the transfer of Shares registered into the name of the person withdrawing such Shares and (b) a properly completed irrevocable proxy that authorized such person to effect such revocation on behalf of such Holder. If the Shares to be withdrawn have been delivered or otherwise identified to the depositary, a signed notice of withdrawal is effective immediately upon written or facsimile notice of withdrawal even if physical release is not yet effected. Any Shares validly withdrawn will be deemed to be not validly tendered for purposes of the Offer.

Withdrawal of Shares can only be accomplished in accordance with the foregoing procedures.

Shares validly withdrawn may thereafter be re-tendered at any time on or prior to the Expiration Date by following the procedures described under “Procedures for Tendering Shares.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal of a tender will be determined by CompuCredit, in its sole discretion, which determination shall be final and binding. None of CompuCredit, the depositary, the information agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal of a tender or incur any liability for failure to give any such notification.

There are no appraisal or other similar statutory rights available to Holders of Shares in connection with the Offer.

Conditions to the Offer

This Offer to Purchase and our obligation to purchase and pay for the Shares validly tendered and not validly withdrawn is not conditioned upon any minimum number of Shares being validly tendered and not withdrawn. However, our obligation to purchase and pay for the Shares validly tendered and not validly withdrawn is conditioned on the conditions set forth below being satisfied or waived by CompuCredit on or prior to the Expiration Date. If the conditions to the Offer are not satisfied or waived by CompuCredit on or prior to the Expiration Date, CompuCredit will not be obligated to accept for purchase or to pay for any of the Shares and any Shares that were previously tendered pursuant to this Offer to Purchase will be promptly returned to the tendering Holders.

Subject to applicable law and notwithstanding any other provision of the Offer, CompuCredit shall not be required to accept for purchase, or to pay for, any tendered Shares if any of the following have occurred on or prior to the Expiration Date:

(1)	the MEM Sale Transaction shall have been terminated in accordance with its terms or CompuCredit shall not have otherwise received proceeds from the closing of the MEM Sale Transaction as discussed under “The Offer — Sources and Amount of Funds”;

(2)	there shall have been instituted, threatened in writing, or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Offer, that in the reasonable judgment of CompuCredit, either (a) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of CompuCredit or (b) would or would reasonably be expected to prohibit, prevent, restrict or delay consummation of the Offer;

(3)	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, threatened in writing, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administration agency or instrumentality that, in the reasonable judgment of CompuCredit, would or would reasonably be expected to prohibit, prevent, restrict or delay consummation of the Offer or that is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of CompuCredit;

(4)	there shall have occurred (a) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets, (b) any event that, in the reasonable judgment of CompuCredit, would or would reasonably be expected to cause a material adverse change in the price of the Shares in the United States or other major securities or financial markets, (c) a material impairment in the United States trading market for debt or equity securities, (d) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or other major financial markets (whether or not mandatory), (e) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in the reasonable judgment of CompuCredit, would or would reasonably be expected to affect the extension of credit by banks or other lending institutions, (f) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (g) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof; or

(5)	CompuCredit shall have learned that any change or changes have occurred or are threatened in the business, financial condition, properties, assets, income, operations or prospects of CompuCredit that, in the reasonable judgment of CompuCredit, has or could have a material adverse effect on CompuCredit or the benefits of the Offer to CompuCredit.

CompuCredit will make a determination as to whether the conditions to the Offer that are to be satisfied as of the scheduled Expiration Date have been satisfied. The conditions to the Offer are for the sole benefit of and may be asserted by CompuCredit, in its sole discretion, regardless of the circumstances giving rise to such conditions, or may be waived (subject to applicable law) by CompuCredit, in whole or in part, at any time or from time to time on or prior to the Expiration Date, in its sole discretion. The failure by CompuCredit at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right, which may be asserted at any time and from time to time on or prior to the Expiration Date. Any determination by CompuCredit concerning the events described in this section shall be final and binding upon all persons.

Expiration Date; Extension, Termination, Amendments

The Offer will expire at 11:59 p.m., New York City time, on April 11, 2011 unless extended by CompuCredit.

Subject to applicable law, CompuCredit reserves the right to extend the Offer on a daily basis or for such period or periods as it may determine in its sole discretion from time to time by giving written or oral notice to the depositary and by making a public announcement (in the form of a press release) prior to 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date. During any extension of the Offer, Shares previously tendered pursuant to the Offer (and not validly withdrawn) will remain subject to the Offer and may, subject to the terms and conditions of the Offer, be accepted for purchase by CompuCredit, subject to withdrawal rights of Holders of the Shares. For purposes of the Offer, the term “business day” means any day other than a Saturday, Sunday or other day on which banking institutions in the State of New York are permitted or obligated by law to be closed.

Subject to applicable law, CompuCredit reserves the right, in its sole discretion, to (1) waive any condition to the Offer and accept all Shares previously tendered pursuant to the Offer, subject to the proration described herein, (2) extend the Expiration Date and retain all Shares tendered pursuant to the Offer, subject, however, to the withdrawal rights of Holders of Shares as described under “—Withdrawal of Tenders; Absence of Appraisal Rights,” (3) amend the terms of the Offer in any respect, and (4) terminate the Offer and not accept for purchase any Shares upon failure of any of the conditions to the Offer.

Any amendment to the Offer will apply to all Shares that are tendered pursuant to the Offer regardless of when or in what order such Shares were tendered. If CompuCredit makes a material change in the terms of the Offer, CompuCredit will disseminate additional tender offer materials and will extend the Offer, in each case, to the extent required by law to ensure that the Offer remains open for at least five business days after the date that notice of any such change is first published, given or sent to Holders by CompuCredit. In addition, if CompuCredit changes either (a) the number of shares of Common Stock subject to the Offer or (b) the Purchase Price of the Shares subject to the Offer, then the Offer will be amended to the extent required by law to ensure that the Offer remains open for at least ten business days after the date that notice of any such change is first published, given or sent to Holders by CompuCredit.

CompuCredit reserves the right, in its sole discretion, to terminate the Offer if any conditions applicable to the Offer set out under “— Conditions to the Offer” have not been satisfied or waived by CompuCredit on or prior to the Expiration Date. Any such termination will be followed promptly by a public announcement (in the form of a press release) of the termination and CompuCredit will also promptly inform the depositary of its decision to terminate the Offer.

In the event that the Offer is withdrawn or otherwise not completed, the Purchase Price will not be paid or become payable to Holders who have validly tendered their Shares pursuant to the Offer. In any such event, any Shares previously tendered pursuant to the Offer will be returned to the tendering Holder in accordance with Exchange Act Rule 13e-4(f)(5).

Certain Significant Considerations

The following considerations, in addition to other information described elsewhere herein or incorporated by reference herein, should be carefully considered by each Holder before deciding whether to tender Shares pursuant to the Offer.

Position of the Company Concerning the Offer. Our Board of Directors has approved the Offer. However, neither we nor any member of our Board of Directors, the information agent or the depositary makes any recommendation to you as to whether you should tender or refrain from tendering your Shares. Neither we nor any member of our Board of Directors, the information agent or the depositary has authorized any person to make any recommendation with respect to the Offer. You must make your own decision as to whether to tender your Shares and, if so, the number of shares of Common Stock to tender. In doing so, you should consult your own investment and tax advisors, and read carefully and evaluate the information in this Offer to Purchase and in the accompanying Letter of Transmittal, including our reasons for making the Offer.

Certain Effects of the Offer on the Market for Common Stock. Holders of Shares who choose not to tender their Shares will own a greater percentage interest in our outstanding Common Stock following the consummation of the Offer and will bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of Shares. Additionally, to the extent that Shares are tendered and accepted for purchase pursuant to the Offer, the Offer will reduce our “public float” (the number of shares owned by non-affiliate shareholders and available for trading in the securities markets), and may reduce the number of our shareholders. These reductions may result in lower or higher stock prices and/or reduced liquidity in the trading market for our Common Stock following completion of the Offer. The Purchase Price being offered to Holders of shares of Common Stock for their Shares does not reflect any independent evaluation of our Common Stock. We have not obtained or requested, and do not intend to obtain or request, a fairness opinion from any banking or other firm as to the fairness of the Purchase Price or the relative values of our Common Stock and the related Purchase Price. Shareholders tendering their Shares may or may not receive more than or as much value as if they had chosen to keep their Shares. Shareholders may be able to sell non-tendered shares in the future on NASDAQ or otherwise, at a net price significantly higher or lower than the Purchase Price in the Offer. We can give no assurance, however, as to the price at which a shareholder may be able to sell his or her Shares in the future.

Conditions to the Consummation of the Offer and Related Risks. Each of the conditions of the Offer is described in more detail in “— Conditions of the Offer.” There can be no assurance that such conditions will be met, or that in the event the Offer is not consummated, the market value and liquidity of the Shares will not be materially adversely affected.

Purchase of Shares following Consummation of the Offer. We may purchase any Shares not tendered in the Offer on terms that could be more favorable to Holders than the terms of the Offer. We may, at any time and from time to time after ten business days following the Expiration Date or termination of the Offer, purchase or retire additional amounts of our outstanding Shares through cash purchases and/or exchanges for other securities of the Company, in open market transactions or privately negotiated transactions, or through subsequent tender or exchange offers or otherwise, as applicable, if we can do so on attractive terms. Any other purchases may be made on the same terms or on terms that are more or less favorable to Holders than the terms of the Offer. If we repurchase Shares that are not tendered in the Offer on terms that are more favorable than the terms of the Offer, those Holders that decided not to participate in the Offer would be better off than those that participated in the Offer.

Treatment of Shares Not Tendered in the Offer. Shares not tendered and purchased in the Offer will remain outstanding. Holders of Shares who choose not to tender their Shares and Holders who otherwise retain an equity interest in the Company as a result of a partial tender of Shares or proration will continue to be owners of the Company. As a result, those Holders will realize a proportionate increase in their relative equity interest in the Company and, thus, in our future earnings and assets, if any, and will bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of Shares. We can give no assurance, however, that we will not issue additional Shares or equity interests in the future. Moreover, Exchange Act Rule 13e-4(f)(6) generally prohibits us and our affiliates from purchasing any Shares, other than in the Offer, until at least ten business days after the Expiration Date, except pursuant to certain limited exceptions provided in Exchange Act Rule 14e-5.

Acceptance of Shares for Purchase; Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms of any such extension or amendment) and subject to applicable law, Holders of Shares that tender their Shares (and do not validly withdraw such tenders) pursuant to the Offer on or prior to the Expiration Date will be eligible to receive the Purchase Price. Upon the terms and subject to the conditions of the Offer, CompuCredit will purchase, by accepting for purchase following the Expiration Date, and will pay for such Shares on the date on which such Shares are accepted for purchase. CompuCredit reserves the right, in its sole discretion, to delay acceptance for purchase of Shares tendered pursuant to the Offer or the payment for Shares accepted for purchase pursuant to the Offer (subject to Exchange Act Rule 13e-4(f)(5), which requires that CompuCredit pay the Purchase Price offered or return the Shares deposited by or on behalf of the Holders of Shares promptly after the termination or withdrawal of the Offer) if any of the conditions set forth under “— Conditions to the Offer” shall not have been satisfied or waived by CompuCredit on or prior to the Expiration Date or in order to comply in whole or in part with any applicable law, in either case, by oral or written notice of such delay to the depositary. In all cases, payment for Shares accepted for purchase pursuant to the Offer will be made only after timely receipt by the depositary of either certificates representing the tendered Shares or, in the case of tendered Shares delivered in accordance with the procedures for book-entry transfer we describe below, a book-entry confirmation of such transfer and either a properly completed and duly executed Letter of Transmittal relating to the Shares (or a facsimile thereof) or an Agent’s Message (as defined below) and any other documents required by the Letter of Transmittal.

For purposes of the Offer, CompuCredit will be deemed to have accepted for purchase validly tendered Shares (or defectively tendered Shares with respect to which CompuCredit has waived such defect) if, as and when CompuCredit gives oral or written notice thereof to the depositary. Payment for Shares accepted for purchase pursuant to the Offer will be made by CompuCredit by the deposit of such payment, on the day of acceptance of Shares tendered pursuant to the Offer, in immediately available (same-day) funds, with the depositary, which will act as agent for the tendering Holders for the purpose of receiving the Purchase Price and transmitting the same to such Holders. CompuCredit will notify the depositary of which Shares tendered on or prior to the Expiration Date are accepted for purchase and payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, delivery of the Purchase Price will be made by the depositary promptly after receipt of funds for the payment of such Shares by the depositary.

Fractional shares of Common Stock will be disregarded.

If, for any reason, acceptance for purchase of or payment for validly tendered Shares pursuant to the Offer is delayed, or CompuCredit is unable to accept for purchase or to pay for validly tendered Shares pursuant to the Offer, then the depositary may, nevertheless, on behalf of CompuCredit, retain tendered Shares, without prejudice to the rights of CompuCredit described under “— Expiration Date; Extension; Termination; Amendments,” “— Conditions to the Offer” and “— Withdrawal of Tenders; Absence of Appraisal Rights,” but subject to Exchange Act Rule 13e-4(f)(5), which requires that CompuCredit pay the Purchase Price offered or return the Shares tendered promptly after the termination or withdrawal of the Offer. The depositary will return certificates for unpurchased Shares as promptly as practicable after the expiration or termination of the Offer or the proper withdrawal of shares of Common Stock, as applicable, or, in the case Shares tendered by book-entry transfer at the book-entry transfer facility, the depositary will credit the Shares to the appropriate account maintained by the tendering Holder at the book-entry transfer facility, in each case without expense to the Holder.

No alternative, conditional or contingent tenders will be accepted. A tendering Holder waives all right to receive notice of acceptance of such Holder’s Shares for purchase.

No brokerage commissions are payable by Holders to the information agent or the depositary. If Shares are held through a nominee, Holders should contact their nominee to determine whether any transaction costs are applicable. CompuCredit will pay all other charges and expenses in connection with the Offer. See “Information Agent and Depositary.”

PROCEDURES FOR TENDERING SHARES

Proper Tender of Shares

The tender of Shares on or before the Expiration Date pursuant to the Offer and in accordance with the procedures described below and in the accompanying Letter of Transmittal will be deemed to constitute the delivery of a valid tender with respect to the Shares tendered.

For a Holder to tender shares of Common Stock validly pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantee, or (in the case of book-entry transfer of Shares) an Agent’s Message in lieu of a Letter of Transmittal, and any other required documents, must be received by the depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date or (b) the tendering shareholder must comply with the guaranteed delivery procedures set forth below. In addition, on or prior to the Expiration Date, either (a) certificates for tendered Shares must be received by the depositary at such address or (b) Shares must be transferred pursuant to the procedures for book-entry transfer described below (and a confirmation of such transfer must be received by the depositary).

Holders who need assistance with respect to the procedures for participating in the Offer should contact the information agent, the contact details for which are on the back cover page of this Offer to Purchase.

By taking actions described herein with respect to the Offer, you and your custodian or nominee (if any) will be deemed to have agreed (i) to the terms and conditions of the Offer as set forth in this Offer to Purchase and the accompanying Letter of Transmittal and (ii) that the Company and the depositary may enforce the terms and conditions against you and your custodian or nominee (if any).

If Shares are held in book-entry form, the Letter of Transmittal and any other documents required by the Letter of Transmittal should be sent by a DTC participant to the depositary and not to us or the information agent. If you are tendering Shares that you hold in certificated form, you must send your Letter of Transmittal (including certificates for the Shares) and any other documents to the depositary and not to us or the information agent. The depositary will not accept any tender materials other than the Letter of Transmittal or the DTC participant’s Agent’s Message.

Shares being tendered must be delivered to the depositary in accordance with the procedures described in this Offer to Purchase and the accompanying Letter of Transmittal on or prior to the Expiration Date.

The method of delivery of Shares and other documents to the depositary, including delivery through DTC, and any acceptance of an Agent’s Message transmitted through ATOP, is at the election and risk of the Holder of the Shares. If such delivery is by mail, it is recommended that Holders of the Shares use registered mail, validly insured, with return receipt requested. In all cases, sufficient time should be allowed to ensure delivery to the depositary on or prior to the Expiration Date.

Shareholders whose certificates for shares of Common Stock are not immediately available or who cannot deliver their certificates and all other required documents to the depositary or complete the procedures for book-entry transfer on or prior to the Expiration Date may tender their Shares by properly completing and duly executing a Notice of Guaranteed Delivery. All such tenders must comply with the following procedures: (a) all tenders must be made by or through a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program (each, an “Eligible Institution”), (b) a properly completed and duly executed Notice of Guaranteed Delivery, in the form provided by the Company, must be received by the depositary on or prior to the Expiration Date and (c) the certificates for all tendered Shares in proper form for transfer (or a book-entry confirmation with respect to all such Shares), together with a Letter of Transmittal (or facsimile thereof), must be properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message, and any other required documents, must be received by the depositary, in each case within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ Global Select Market is open for business.

Representations, Warranties, and Undertakings; Company’s Acceptance Constitutes an Agreement. By tendering your Shares through DTC or otherwise, you shall be deemed to agree to, acknowledge, represent, warrant, and undertake to us on each of the Expiration Date and the closing of the Offer, the agreements, acknowledgements, representations, warranties and undertakings set forth in the accompanying Letter of Transmittal.

You and your custodian or nominee (if any) by delivering, or causing to be delivered, the Shares and the completed Agent’s Message or the Letter of Transmittal to the depositary are representing and warranting that you, as owner of the Shares, have represented, warranted, and agreed to each of the agreements, acknowledgements, representations, warranties, and undertakings contained in the accompanying Letter of Transmittal. If you are unable to give these agreements, acknowledgements, representations, warranties, and undertakings, you should contact the depositary immediately.

Our acceptance for payment of Shares tendered in the Offer will constitute a binding agreement between you and us upon the terms and conditions of the Offer described in this Offer to Purchase and the accompanying Letter of Transmittal.

Tender of Shares Held Through DTC; Book-Entry Transfer

If you own shares of Common Stock in book-entry form and wish to tender them in the Offer, you should follow the instructions below. If you hold your Shares in a brokerage or custodian account through a custodian or nominee, including a broker, dealer, bank, or trust company, you will need to timely instruct your custodian or nominee to tender your Shares on or prior to the Expiration Date in the manner described below and upon the terms and conditions set forth in this Offer to Purchase and the accompanying Letter of Transmittal. Please refer to any materials forwarded to you by your custodian or nominee to determine how you can timely instruct your custodian or nominee to take these actions.

Procedures. If Shares are held through a nominee, in order to participate in the Offer, you must instruct your nominee or custodian to participate on your behalf. Your nominee or custodian should arrange for the DTC participant holding the Shares through its DTC account to tender those Shares in the Offer to the depositary on or prior to the Expiration Date.

If Shares are held through a nominee, Holders should contact their nominee to determine whether any transaction costs are applicable.

The depositary will seek to establish accounts with respect to the Shares at DTC for the purpose of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system (the “Book-Entry Transfer Facility”) may make book-entry delivery of Shares by causing DTC to transfer such Shares into the depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer.

The Role of a DTC Participant. A DTC participant may tender Shares only by taking the following actions on or prior to the Expiration Date:

•	delivering Shares by means of book-entry transfer into the depositary’s applicable DTC account; and

•

(a) transmitting a message to the depositary through the facilities of DTC, specifying that the relevant participant has received and agrees to be bound by the terms and conditions set forth in this Offer to Purchase and the accompanying Letter of Transmittal (an “Agent’s Message”) or (b) delivering a properly completed Letter of Transmittal.

Shares being tendered in the Offer and either (i) the completed DTC participant’s Agent’s Message or (ii) the completed and duly executed Letter of Transmittal must be received by the depositary in accordance with the terms described in this Offer to Purchase and the companying Letter of Transmittal on or prior to the Expiration Date.

A tender of book-entry Shares will be deemed to have been received only when the depositary receives both (a)(i) a duly completed Agent’s Message through the facilities of DTC at the depositary’s applicable DTC account or (ii) a properly completed and signed Letter of Transmittal and (b) confirmation of book-entry transfer of the Shares into the depositary’s applicable DTC account.

Payment of Purchase Price

Tendering Holders should indicate to the Book-Entry Transfer Facility the name and address to which payment of the Purchase Price is to be sent or the account to be credited for Shares not tendered or not accepted for purchase, if different from the name, address and account of the person transmitting such acceptance through

ATOP. In the case of Shares not tendered or not purchased to be credited to a different account, the employer identification or Social Security number of the person named must also be indicated and a Form W-9 for such recipient must be completed. If no such instructions are given, such payment of the Purchase Price or Shares not tendered or not accepted for purchase, as the case may be, will be made or returned, as the case may be, to the Holder of Shares tendered.

United States Federal Income Tax Backup Withholding

Under the United States federal income tax laws, the depositary or other appropriate withholding agent may be required to withhold and remit to the United States Treasury 28% of the amount of the Purchase Price paid to certain Holders of Shares pursuant to the Offer. In order to avoid such backup withholding, each tendering U.S. Holder (as defined in “Certain United States Federal Income Tax Considerations”) of Shares electing to tender Shares pursuant to the Offer must (1) provide the depositary or other appropriate withholding agent with a validly executed IRS Form W-9 certifying that such Holder or payee is not subject to such backup withholding or (2) otherwise establish an exemption from backup withholding. A non-U.S. holder (as defined in “Certain United States Federal Income Tax Considerations”) may be required to submit the appropriate completed IRS Form W-8 (generally Form W-8BEN) in order to establish an exemption from backup withholding.

Determination of Validity

All questions as to the form of all documents and the validity (including the time of receipt), eligibility, acceptance and withdrawal of tendered Shares will be determined by CompuCredit in its sole discretion, which determination shall be final and binding. CompuCredit reserves the absolute right (a) to reject any and all tenders not in proper form and to determine whether the acceptance of or payment by it for such tenders would be unlawful and, (b) subject to applicable law, to waive or amend any of the conditions to the Offer or to waive any defect or irregularity in the tender of any of the Shares. None of CompuCredit, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such Shares have been cured or waived. Any Shares received by the depositary that are not validly tendered and as to which irregularities have not been cured or waived will be returned by the depositary to the appropriate tendering Holder as soon as practicable. Interpretation of the terms and conditions of the Offer will be made by CompuCredit in its sole discretion and will be final and binding on all parties.

INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE COMMON STOCK

The following table lists the names of all directors and executive officers of the Company. The mailing address of each director and executive officer is: c/o CompuCredit Holdings Corporation, Five Concourse Parkway, Suite 400, Atlanta, Georgia 30328. Our directors and executive officers are entitled to participate in the Offer on the same basis as other shareholders. Each of the Company’s directors and executive officers has advised us that, as of March 11, 2011, he intends either to tender in the Offer, or to sell in the open market during the pendency of the Offer (depending on certain tax considerations), approximately the number of shares (or an amount of shares within the range) set forth next to his name in the table below:

Name	Position	Number of Shares Expected to Tender in Offer
David G. Hanna	Director, Chief Executive Officer and Chairman of the Board	10,098,423
Richard W. Gilbert	Director, Chief Operating Officer and Vice Chairman of the Board	913,309
Richard R. House, Jr.	Director and President	559,634
Gregory J. Corona	Director	82,387
Frank J. Hanna, III	Director	10,098,424
Deal W. Hudson	Director	53,119
Mack F. Mattingly	Director	57,932
Thomas G. Rosencrants	Director	48,311
J.Paul Whitehead, III	Chief Financial Officer	66,248

Additionally, after termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their Shares in open market transactions at prices that may be more favorable than the Purchase Price to be paid to our shareholders in the Offer.

After making reasonable inquiry, we have determined, with regard to (i) the Company, (ii) our executive officers, (iii) the members of our Board of Directors, and (iv) each associate and majority-owned subsidiary of those persons listed in (i) through (iii), the chart below sets forth the information regarding the beneficial ownership of our Common Stock as of March 11, 2011. An asterisk indicates beneficial ownership of less than 1% of the Common Stock outstanding.

Name of Shareholder	Number of Shares	Percent of Class
Five Percent Shareholders (other than directors and named executive officers):
Second Curve Capital, LLC and related parties(1)	4,280,630	11.26%
Dimensional Fund Advisors LP(2)	2,619,678	6.89%

Directors and Named Executive Officers:
Gregory J. Corona(3)(4)(5)	82,387	*
Richard W. Gilbert(5)	913,309	2.40%
David G. Hanna(6)(7)	10,098,423	26.55%
Frank J. Hanna, III(6)(8)	10,098,424	26.55%
Richard R. House, Jr.(4)(9)(10)	1,059,634	2.79%
Deal W. Hudson(4)	53,119	*
Mack F. Mattingly(4)	57,932	*
Thomas G. Rosencrants(4)(11)	48,311	*
J.Paul Whitehead, III(4)	66,248	*
Directors and executive officers as a group (9 persons)	22,477,787	59.10%

(1)	Based on a Form 4 filed by Second Curve Capital, LLC (“SSC”) and Thomas K. Brown (“Brown”) with the SEC on February 1, 2011 and a Schedule 13G/A filed by SSC, Brown and Second Curve Partners, LP with the SEC on January 10, 2011. The address of the indicated holders is 237 Park Avenue, 9th Floor, New York, New York 10017.
(2)	Based on a Schedule 13G/A filed by Dimensional Fund Advisors LP (“Dimensional”) with the SEC on February 11, 2011. Dimensional has sole power to vote or to direct the vote of 2,540,183 shares of Common Stock and sole power to dispose or to direct the disposition of 2,619,678 shares of Common Stock. Dimensional, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (such investment companies, trusts and accounts, collectively, the “Funds”). In certain cases, subsidiaries of Dimensional may act as an adviser or sub-adviser to certain Funds. In its role as investment advisor, sub-adviser and/or manager, neither Dimensional nor its subsidiaries possess voting and/or investment power over the shares of Common Stock that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of Common Stock held by the Funds. However, all shares of Common Stock are owned by the Funds. Dimensional disclaims beneficial ownership of such shares of Common Stock. The address of the indicated holder is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.
(3)	Includes 14,075 shares of Common Stock pledged as collateral for a margin account with a securities broker, against which no loan amounts were outstanding as of March 11, 2011.
(4)	Includes shares of restricted stock over which the holder has sole voting but no investment power, as set forth below:

Director or Officer	Shares of Restricted Stock
Gregory J. Corona	20,000
Richard R. House, Jr.	250,000
Deal W. Hudson	20,000
Mack F. Mattingly	20,000
Thomas G. Rosencrants	20,000

(5)	Includes shares of Common Stock deemed indirectly beneficially owned, as set forth below:

Director or Officer	Shares of Common Stock Indirectly Held by the Director or Officer		Nature of Indirect Beneficial Ownership
Richard W. Gilbert	689,006	**	By Gilbert Capital LLC
Richard W. Gilbert	19,445	**	By Gilbert & Gilbert, LLLP, a family limited partnership

**	The indicated individual has disclaimed beneficial ownership of the shares, except to the extent of his pecuniary interest therein.

(6)	The address of the indicated holders is c/o CompuCredit Holdings Corporation, Five Concourse Parkway, Suite 400, Atlanta, Georgia 30328.
(7)	Includes 5,483,435 shares of Common Sock held by DKH Capital, LLC (“DKH”). David G. Hanna owns the majority of the economic interests in DKH, and the Operating Agreement of DKH provides that David G. Hanna shall solely possess the power to vote and dispose of the shares of Common Stock held by DKH. All of the shares of Common Stock held by DKH have been pledged to secure the loan referred to in footnote (8) below. Includes 4,614,988 shares of Common Stock held by Bravo Trust Two (“BTT”). David G. Hanna is the sole shareholder and serves as the President of Bravo Two Company, Inc., which is the sole trustee of BTT. David G. Hanna and members of David G. Hanna’s immediate family are the beneficiaries of BTT. Excludes 5,398,368 shares of Common Stock that have been pledged to an entity controlled by David G. Hanna to secure a loan to an entity controlled by Frank J. Hanna, III and members of Frank J. Hanna, III’s immediate family. The pledge agreement, prior to default, does not grant to the entity controlled by David G. Hanna (i) the power to vote or to direct the vote of the pledged shares or (ii) the power to dispose or direct the disposition of the pledged shares.

(8)	Includes 5,398,368 shares of Common Stock held by FSH Capital, LLC (“FSH”). Frank J. Hanna, III owns the majority of the economic interests in FSH, and the Operating Agreement of FSH provides that Frank J. Hanna, III shall solely possess the power to vote and dispose of the shares of Common Stock held by FSH. All of the shares of Common Stock held by FSH have been pledged to secure the loan referred to in footnote (7) above. Includes 4,700,056 shares of Common Stock held by Bravo Trust One (“BTO”). Frank J. Hanna, III is the sole shareholder and serves as the President of Bravo One Company, Inc., which is the sole trustee of BTO. Frank J. Hanna, III and members of Frank J. Hanna III’s immediate family are the beneficiaries of BTO. Excludes 5,483,435 shares of Common Stock that have been pledged to an entity controlled by Frank J. Hanna, III to secure a loan to an entity controlled by David G. Hanna and members of David G. Hanna’s immediate family. The pledge agreement, prior to default, does not grant to the entity controlled by Frank J. Hanna, III (i) the power to vote or to direct the vote of the pledged shares or (ii) the power to dispose or direct the disposition of the pledged shares.
(9)	Includes stock options that are exercisable within 60 days of the date of this Offer to Purchase to purchase 500,000 shares of Common Stock.
(10)	Includes 50,000 shares of Common Stock pledged, along with other assets, to secure a line of credit, against which there was no drawn or outstanding balance as of March 11, 2011.
(11)	Excludes shares issuable upon conversion of convertible notes because the notes are not expected to be convertible into Common Stock within 60 days of this Offer to Purchase.

Based on our knowledge and to the best of our knowledge, no affiliate or associate or majority owned subsidiary of the Company, and no director or executive officer of any subsidiary of the Company has engaged in any transactions in the Shares during the 60 days preceding the date of this Offer to Purchase.

MARKET PRICE INFORMATION

Our Common Stock is traded on the NASDAQ Global Select Market under the symbol “CCRT.” The table below sets forth the high and low closing sales prices of our Common Stock during the indicated time periods. We urge you to obtain more current market price information for our Common Stock during the tender offer period.

	Price Ranges
	High	Low
Fiscal Year ending December 31, 2011
First Quarter (through March 11, 2011)	$5.90	$6.97
Fiscal Year ending December 31, 2010
First Quarter	$5.36	$2.90
Second Quarter	6.50	3.65
Third Quarter	5.23	4.15
Fourth Quarter	7.23	4.85
Fiscal Year ended December 31, 2009
Fourth Quarter	$4.71	$1.89
Third Quarter	5.70	2.08
Second Quarter	3.79	2.29
First Quarter	6.21	1.70

The closing price of our Common Stock on the NASDAQ Global Select Market on March 11, 2011 was $6.38 per share. As of March 11, 2011, there were approximately 38.0 million shares of our Common Stock outstanding.

On June 30, 2009, we completed a reorganization through which CompuCredit Corporation, our former parent company, became a wholly owned subsidiary of CompuCredit Holdings Corporation (the “Reorganization”). We effected this Reorganization through a merger pursuant to an Agreement and Plan of Merger, dated as of June 2, 2009, by and among CompuCredit Corporation, CompuCredit Holdings Corporation and CompuCredit Merger Sub, Inc., and as a result of the Reorganization, each outstanding share of CompuCredit Corporation common stock was automatically converted into one share of CompuCredit Holdings Corporation Common Stock.

As a result of the Reorganization, CompuCredit Corporation common stock is no longer publicly traded, and CompuCredit Holdings Corporation Common Stock commenced trading on the NASDAQ Global Select Market on July 1, 2009 under the symbol “CCRT,” the same symbol under which CompuCredit Corporation common stock was previously listed and traded.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax considerations of this Offer to Purchase to U.S. holders and non-U.S. holders (in both cases as defined below) of the Common Stock. The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial decisions, published positions of the Internal Revenue Service (“IRS”) and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion does not address all of the tax considerations that may be relevant to a particular person or to persons subject to special treatment under the U.S. federal income tax laws (such as financial institutions, broker-dealers, insurance companies, expatriates, tax-exempt organizations, persons that are, or hold their Common Stock through, partnerships or other pass-through entities or U.S. persons who have a functional currency other than the U.S. dollar) or to persons that hold their Common Stock as part of a straddle, hedge, conversion, synthetic security or constructive sale transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ from those summarized below. Moreover, the discussion does not address any tax considerations other than U.S. federal income tax considerations. This summary deals only with holders that hold the Common Stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). No IRS ruling has been or will be sought by us regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below. Holders are urged to consult their own tax advisors as to the particular U.S. federal tax considerations to them of this Offer to Purchase, as well as the effects of state, local and non-U.S. tax laws.

For purposes of this discussion, a “U.S. holder” means a beneficial owner (as determined for U.S. federal income tax purposes) of a share of Common Stock that is, or is treated as, one of the following:

•	citizen or individual resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any state therein;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” means any beneficial owner (as determined for U.S. federal income tax purposes) of a share of Common Stock that is not a “U.S. holder.”

Notwithstanding the foregoing, neither “U.S. holder” nor “non-U.S. holder” includes a partnership. If a partnership (including any entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a holder of Common Stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of such partnership. Partners and partnerships are particularly urged to consult their tax advisors as to the particular U.S. federal income tax considerations applicable to them.

U.S. Holders

The sale of Common Stock pursuant to this Offer to Purchase will be a taxable transaction for federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a distribution, some part of which may be classified as a “dividend.” A sale of Common Stock pursuant to this Offer to Purchase generally will be treated as a “sale or exchange” for U.S. federal tax purposes, if the receipt of cash: (a) results in a “complete termination” of the U.S. holder’s interest in the Company, (b) is “substantially disproportionate” with respect to the U.S. holder or (c) is “not essentially equivalent to a dividend” with respect to the U.S. holder.

The receipt of cash by a U.S. holder will be a “complete termination” if either (i) the U.S. holder owns none of our stock either actually or constructively immediately after the Common Stock is sold pursuant to this Offer to Purchase, or (ii) the U.S. holder actually owns none of our stock immediately after the sale of Common Stock pursuant to this Offer to Purchase and, with respect to stock constructively owned by the U.S. holder immediately after this Offer to Purchase, the U.S. holder is eligible to waive, and effectively waives, constructive ownership of all such stock under procedures described in Section 302(c) of the Code. The receipt of cash by a U.S. holder will be “substantially disproportionate” if the percentage of our outstanding voting stock actually and constructively owned by the U.S. holder immediately following the sale of Common Stock pursuant to this Offer to Purchase is less than 80% of the percentage of the outstanding voting stock actually and constructively owned by the U.S. holder immediately before the sale of Common Stock pursuant to this Offer to Purchase and immediately following the sale of the Common Stock pursuant to this Offer to Purchase such U.S. holder owns less than 50% of the total combined voting power of all classes of stock entitled to vote. Even if the receipt of cash by a U.S. holder fails to satisfy the “complete termination” test and the “substantially disproportionate” test, a U.S. holder may nevertheless satisfy the “not essentially equivalent to a dividend” test if the U.S. holder’s surrender of Common Stock pursuant to this Offer to Purchase results in a “meaningful reduction” in the U.S. holder’s interest in us. Whether the receipt of cash by a U.S. holder will be “not essentially equivalent to a dividend” will depend upon the U.S. holder’s particular facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute a “meaningful reduction.” In determining whether any of these tests has been met, shares of Common Stock actually owned, as well as shares of Common Stock considered to be owned by the holder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a U.S. holder will recognize gain or loss equal to the difference between the amount of cash received pursuant to this Offer to Purchase and the adjusted tax basis of the shares of Common Stock sold. The gain or loss will be a capital gain or loss. In general, capital gain or loss with respect to Shares sold will be long-term capital gain or loss if the holding period for such Shares is more than one year. The deductibility of capital losses is subject to limitations.

If none of these tests are met, amounts received by a U.S. holder of Common Stock who sells Common Stock pursuant to this Offer to Purchase will be treated as a distribution to the U.S. holder. Such amounts will be taxable to the U.S. holder as a “dividend” to the extent of such holder’s allocable share of the Company’s current or accumulated earnings and profits, and the excess of such amounts received over the portion that is taxable as a dividend will constitute a non-taxable return of capital (to the extent of the U.S. holder’s adjusted tax basis in the Common Stock). Any amounts received in excess of the U.S. holder’s adjusted tax basis in such case will constitute taxable capital gain.

Information Reporting and Backup Withholding. The payment of the gross proceeds paid to a U.S. holder will generally be subject to information reporting and may be subject to backup withholding (currently imposed at a rate of 28%) if a U.S. holder fails to provide its correct taxpayer identification number or to make required certifications, or has been notified by the IRS that it is subject to backup withholding. Certain U.S. holders are exempt from backup withholding. Backup withholding is not an additional tax and any amount withheld may be credited against a U.S. holder’s U.S. federal income tax liability. If backup withholding results in an overpayment of taxes, a U.S. holder may obtain a refund or credit, provided that the U.S. holder furnishes the required information to the IRS.

Non-Tendering Holders

If a tender of Common Stock is treated as a “dividend” to a tendering Holder, the IRS may take the position that a constructive distribution under Section 305(c) of the Code may result to a Holder whose proportionate interest in the earnings and assets of the Company has been increased by such tender. The Company does not believe the tender of Common Stock should cause the non-tendering Holders to realize constructive distributions with respect to their Common Stock under Section 305(c), but rather, the tender should be treated as an “isolated transaction” within the meaning of Treasury regulations. The Company does not intend to treat the tenders as resulting in a constructive distribution to the non-tendering Holders.

Non-U.S. Holders

The U.S. federal income taxation of a non-U.S. holder on a sale of Common Stock pursuant to this Offer to Purchase depends on whether this transaction is “effectively connected” with the conduct of a trade or business carried on in the U.S. by the non-U.S. holder (and if an income tax treaty applies, on whether the non-U.S. holder maintains a U.S. permanent establishment) as well as the tax characterization of the transaction as either a sale of the Common Stock or a distribution by the Company, as discussed above for U.S. holders.

If the sale of Common Stock pursuant to this Offer to Purchase is not so effectively connected (or, if an income tax treaty applies, the non-U.S. holder does not maintain a U.S. permanent establishment) and if, as anticipated for U.S. holders, it gives rise to gain or loss rather than dividend treatment, any gain realized by a non-U.S. holder upon the tender of Common Stock pursuant to this Offer to Purchase will not be subject to U.S. federal income tax; provided, however, that such a gain will be subject to U.S. federal income tax at the rate of 30% (or such lower rate as may be applicable under an income tax treaty) if the non-U.S. holder is a non-resident alien individual who is physically present in the United States for more than 182 days during the taxable year of the sale and certain other conditions are met. If, however, a non-U.S. holder is deemed, for the reasons described above in respect of U.S. holders, to receive a distribution from the Company with respect to the Common Stock she or he tenders, the portion of the distribution treated as a dividend to the non-U.S. holder would be subject to a U.S. withholding tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty) if the dividend is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (or, if an income tax treaty applies, the non-U.S. holder does not maintain a U.S. permanent establishment).

If the amount realized on the tender of Common Stock by a non-U.S. holder is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (and, if an income tax treaty applies, the non-U.S. holder maintains a U.S. permanent establishment), regardless of whether the tender is characterized as a sale or as giving rise to a distribution from the Company for U.S. federal income tax purposes, the transaction will be treated and taxed in the same manner as if the Common Stock involved were tendered by a U.S. holder.

Any distributions classified as dividends and received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business in which the corporate shareholder is engaged (and if an income tax treaty applies, are attributable to a permanent establishment maintained by the corporate non-U.S. holder) also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

Backup Withholding. Non-U.S. holders should provide the Company with a properly completed Form W-8BEN, Form W-8IMY, Form W-8ECI or other applicable form in order to avoid 28% backup withholding on the cash they receive from the Company regardless of how they are taxed with respect to their tender of the Common Stock involved.

THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH HOLDER IS URGED TO CONSULT SUCH HOLDER’S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THIS OFFER TO PURCHASE, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

INFORMATION AGENT AND DEPOSITARY

Morrow & Co., LLC is serving as information agent in connection with the Offer. The information agent will assist with the mailing of this Offer to Purchase and related materials to Holders of Shares, respond to inquiries of and provide information to Holders of Shares in connection with the Offer and provide other similar advisory services as CompuCredit may request from time to time. American Stock Transfer & Trust Company, LLC has been appointed as depositary for the Offer. CompuCredit will pay the depositary and the information agent reasonable and customary fees for their services (and will reimburse them for their reasonable out of pocket expenses in connection therewith). CompuCredit will also indemnify the depositary and the information agent against certain liabilities in connection with their services, including liabilities under the federal securities laws.

Requests for additional copies of this Offer to Purchase, the accompanying Letter of Transmittal and IRS Form W-9 (including any materials appended thereto, collectively the “Offering Materials”) should be directed to the information agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase.

FEES AND EXPENSES

CompuCredit will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offer to Purchase, the accompanying Letter of Transmittal and related documents to the beneficial owners of the Shares. CompuCredit will pay all transfer taxes, if any, with respect to the Shares. If, however, Shares for amounts not accepted for tender are to be delivered to, or are to be registered or issued to the account of, any person other than the Holder of the Shares, or if tendered Shares are to be registered in the name of any person other than the person electronically transmitting acceptance through ATOP, or if a transfer tax is imposed for any reason other than the purchase of Shares pursuant to the Offer, then the amount of any such transfer tax (whether imposed on the Holder of Shares or any other person) will be payable by the tendering Holder. If satisfactory evidence of payment of such tax or exemption therefrom is not submitted, then the amount of such transfer tax will be deducted from the purchase price otherwise payable to such tendering Holder. Any remaining amount will be billed directly to such tendering Holder.

HISTORICAL FINANCIAL INFORMATION

We incorporate by reference the financial statements and notes thereto in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which appear on pages F-1 to F50 of such report. You should refer to “Available Information and Incorporation of Documents by Reference” below for information on how you can obtain copies of our SEC filings, including but not limited to filings that contain our financial statements.

The Company’s ratio of earnings to fixed charges was less than 1:1 for the years ended December 31, 2010 and 2009, respectively. For the years ended December 31, 2010 and 2009, “fixed charges” were $60.2 million and $43.5 million, respectively, and the Company would have needed additional earnings of $106.7 million and $675.1 million, respectively, to achieve coverage of 1:1. For purposes of computing the ratio of earnings to fixed charges: “earnings” consist of the sum of loss from continuing operations before income taxes, fixed charges, distributed income of equity investees, and pre-tax losses of equity investees (for which charges arising from guarantees are included in fixed charges) less noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges; and “fixed charges” consist of interest expensed, amortized premiums, discounts and capitalized expenses related to indebtedness, and an estimate of the interest within rental expense.

The Company’s book value per share of Common Stock as of December 31, 2010 was $3.97 per share.

AVAILABLE INFORMATION AND

INCORPORATION OF DOCUMENTS BY REFERENCE

CompuCredit is subject to the reporting and other informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the SEC. Such reports and other information may be inspected and copied at the public reference section maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information regarding the public reference rooms and its copy charges. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxies and other information regarding registrants that file electronically with the SEC, and certain of CompuCredit’s filings are available at that web site. You also may obtain free copies of the documents CompuCredit files with the SEC by going to the “For Investors” section of CompuCredit’s website at www.compucredit.com. The information provided on CompuCredit’s website is not part of this Offer to Purchase, and is not incorporated herein by reference.

We are “incorporating by reference” into this Offer to Purchase certain information that we (or CompuCredit Corporation prior to the Reorganization) filed with the SEC. This means that we can disclose important business, financial and other information to you by referring you to the documents containing this information. We incorporate by reference into this Offer to Purchase the documents listed below (which filed documents do not include any portion thereof containing information furnished under either Item 2.02 or Item 7.01, or any related exhibit, of any Current Report on Form 8-K):

•	CompuCredit Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010.

Pursuant to Exchange Act Rule 13e-4, CompuCredit has filed with the SEC a Schedule TO, of which this Offer to Purchase forms a part, and related exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference section of the SEC described above, as well as through the SEC’s web site, http://www.sec.gov.

MISCELLANEOUS

Other than with respect to the depositary and the information agent, neither CompuCredit nor any of its affiliates has engaged, or made any arrangements for, and have no contract, arrangement or understanding with, any broker, dealer, agent or other person regarding the purchase of Shares hereunder, and no person has been authorized by CompuCredit or any of its affiliates to provide any information or to make any representations in connection with the Offer, other than those expressly set forth in this Offer to Purchase, the accompanying Letter of Transmittal and the related documents. The delivery of this Offer to Purchase, the accompanying Letter of Transmittal and the related documents shall not, under any circumstances, create any implication that the information set forth therein is correct as of any time after the date thereof.

From time to time after ten business days following the Expiration Date or termination of the Offer, CompuCredit and its affiliates may acquire Shares that remain outstanding, if any, whether or not the Offer is consummated, through open market purchases, privately negotiated transactions or otherwise, upon such terms and at such prices as CompuCredit or its affiliates may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration. CompuCredit cannot assure you as to which, if any, of these alternatives (or combinations thereof) CompuCredit or its affiliates might pursue.

No dealer, salesperson or other person is authorized to give any information or to make any representations with respect to the matters described in this Offer to Purchase, the accompanying Letter of Transmittal and the related documents other than those contained therein or in the documents incorporated by reference therein. The delivery of this Offer to Purchase and the accompanying Letter of Transmittal (which include any materials appended thereto) shall not, under any circumstances, create any implication that there has been no change in the affairs of CompuCredit since the date thereof, or that the information therein is correct as of any time after the date thereof.

Requests for assistance in completing and delivering the accompanying Letter of Transmittal and requests for additional copies of this Offer to Purchase, the accompanying Letter of Transmittal and other related documents may be directed to the depositary. Please contact the depositary to confirm delivery of the Shares.

The Depositary for the Offer is:

By Mail or Overnight Courier: American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	By Hand: American Stock Transfer & Trust Company Attn: Reorganization Department 59 Maiden Lane Concourse Level New York, NY 10038

Toll-free (877) 248-6417 or (718) 921-8317

Fax: 718 234-5001

Any questions or requests for assistance or for additional copies of this Offer to Purchase, the accompanying Letter of Transmittal or related documents may be directed to the information agent at its telephone numbers and address below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford, CT 06902

(203) 658-9400

Banks and Brokerage Firms Call: (800) 662-5200

Shareholders Call Toll Free: (800) 607-0088